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EXHIBIT 12.1

KAR Auction Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	For the Year Ended December 31,
	2012	2011	2010
Income before income taxes	$151.6	$90.0	$96.8

Fixed charges(1)
Interest expense	119.4	143.1	141.4
Interest component of all rentals	32.0	30.0	29.3

Total fixed charges	151.4	173.1	170.7
Earnings before income taxes and fixed charges	$303.0	$263.1	$267.5

Ratio of earnings to fixed charges	2.0	1.5	1.6

(1)
Fixed charges represent interest and the interest component of all rentals. We use a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

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  EXHIBIT 12.1
KAR Auction Services, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges (In millions, except ratios)